TDE Group Limited

Unit 2101, 21/F

The Bay Hub

17 Kai Cheung Road

Kowloon Bay

Hong Kong

February 26, 2026

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:TDE Group Limited

Request to Withdraw

Registration Statement on Form F-1 (File No. 333-289968), which became effective on November 26, 2025 in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”)

Ladies and Gentlemen:

TDE Group Limited, a Cayman Islands exempted company (the “Company”), filed a Registration Statement on Form F-1 (File No. 333-289968) with the Securities and Exchange Commission (the “Commission”) that became effective on November 26, 2025 (the “Original F-1”), to register in connection with its initial public offering (“IPO”) the offering and sale of (a) 1,330,000 newly issued Class A ordinary shares and (b) 1,250,000 Class A ordinary shares being sold by certain shareholders. While the Original F-1 became effective, the IPO never occurred and no securities were sold pursuant to the Original F-1.

Pursuant to Rule 477 under the Securities Act, the Company hereby respectfully requests that the Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Original F-1, together with all exhibits thereto. No securities were sold pursuant to the Original F-1 or in any offering pursuant to the Original F-1.

The Company plans to proceed with a new Registration Statement on Form F-1 to register approximately $15,000,000 of the Company’s Class A ordinary shares in connection with its IPO (the “New F-1”). The New F-1 increases the size of the original offering and includes the latest audited financial statements, but is otherwise substantially similar to the Original F-1.

It is our understanding that this application for withdrawal of the Original F-1 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Original F-1. However, the Company respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Original F-1 be credited for future use, including to offset the registration fee payable with respect to the Company’s Class A ordinary shares that are to be registered on the New F-1.

We would be grateful if you could please send copies of the written order granting withdrawal of the Original F-1 to Kwok Tin Ming, CEO, TDE Group Limited, Unit 2101, 21/F, The Bay Hub, 17 Kai Cheung Road, Kowloon Bay, Hong Kong (e-mail: ming.kwok@trumptech.com), with a copy to Holt Goddard, Loeb & Loeb LLP, 345 Park Avenue, New York, New York 10154 (e-mail: hgoddard@loeb.com).

Please do not hesitate to contact our SEC counsel, Holt Goddard, at 212-407-4213 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

By:/s/ Kwok Tin Ming

Name:Kwok Tin Ming

Title:Chief Executive Officer

cc:  Holt Goddard, Loeb & Loeb LLP